UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   January 27, 2005

Cowlitz Bancorporation
(Exact Name of Registrant as specified in its charter)

Washington	0-23881	91 - 529841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

927 Commerce Ave.
Longview, Washington 98632
Address of Principal Executive Office and Zip Code

Registrant's telephone number including area code 360-423-9088

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On January 27, 2005, Cowlitz Bancorporation issued a press release with respect to financial results for fourth quarter and year end 2004. A copy of the press release is attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

          (a)   Not applicable.
          (b)   Not applicable.
          (c)   Exhibits.
                  99.1 Earnings Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COWLITZ BANCORPORATION
(Registrant)

Date: January 27, 2005   By: _____
                                              Richard J. Fitzpatrick, Chief Executive Officer

January 27, 2005 5:00 p.m. Pacific Time

Company Press Release

SOURCE: *Cowlitz Bancorporation*
CONTACTS: Richard J. Fitzpatrick, Chief Executive Officer
                   Donna P. Gardner, Chief Financial Officer
                   (360) 423-9800

Cowlitz Bancorporation Announces Earnings

LONGVIEW, Wash., **January 27, 2005** /PRNewswire/ --

FlashResults
Cowlitz Bancorporation (NASDAQ: CWLZ)
(Numbers in Thousands, Except Per Share Data)

	Three Months Ended 12/31/04	Three Months Ended 12/31/03	Twelve Months Ended 12/31/04	Twelve Months Ended 12/31/03
Net Interest Income	$3,285	$2,733	$12,195	$11,320
Net Income	$587	$(1,131)	$1,940	$117
Average Diluted Shares	4,272	4,112	4,094	4,005
Diluted EPS	$0.14	$(0.28)	$0.47	$0.03

Cowlitz Bancorporation (NASDAQ: CWLZ - news) today reported net income of $587,000 or $0.14 per diluted share for the fourth quarter of 2004, and $1.9 million or $0.47 per diluted share for the year ended December 31, 2004. During the corresponding periods of 2003, the Company reported a net loss of $1.1 million or $(0.28) per diluted share for the quarter, and net income of $117,000 or $0.03 per diluted share for the year. The majority of the loss recorded during the fourth quarter 2003 was related to the Company's decision to realign its Bay Mortgage residential lending operations. As a result of this realignment, fourth quarter 2003 expenses included an impairment charge of $1.5 million to write-off the remaining unamortized balance of goodwill related to the 1999 purchase of Bay Mortgage and Bay Escrow of Bellevue and Seattle, Washington. The Company also incurred additional 2003 charges from the release of Bay Mortgage employees, termination of building and equipment leases, and other expenses related to closing the two mortgage offices.

"We are very excited about this year's results," said Richard J. Fitzpatrick, President and CEO of Cowlitz Bancorporation and its wholly owned subsidiary, Cowlitz Bank. "No matter which measurement we use, 2004 was a dramatic improvement over 2003. We believe we have made some great strides toward our goal of increasing shareholder value." John S. Maring, Chairman of the Cowlitz Bank Board of Directors added, "During 2004, we showed continuous improvement from quarter to quarter in loan growth and quality, in our efficiency ratio, and earnings. The past few years have not produced the results we would have liked, but the strong showing during 2004 has given us an excellent foundation upon which to build."

The Company reported net income per diluted share during the four quarters of 2004 of $0.10, $0.11, $0.13, and $0.14, respectively. Loans, net of the allowance for loan losses, also increased each quarter from $159.5 million at December 31, 2003 to $185.6 million at December 31, 2004. This growth has been accomplished in concert with a significant decline in total non-performing assets from $3.2 million to $818,000 under the same comparison.

Fitzpatrick said, "2005 could be a challenging year for most community banks with forecasted higher rates and possibly narrowing interest rate spreads for many of them. Publicly held banks have the added responsibility and costs associated with more rigorous internal control documentation and testing under Sarbanes-Oxley regulations. However, at Cowlitz Bank, we expect to continue to enhance our earnings through commercial business growth, cost containment and other initiatives. We also believe that the Bank is somewhat asset sensitive and will benefit from continued prime rate increases."

During 2004, the Company recorded a provision for loan losses of $210,000 compared to $237,000 during 2003. Cowlitz Bank added $400,000 to the allowance for loan losses during 2004, with $190,000 in recoveries received by the holding company for previously charged-off loans, which offset the consolidated provision for loan loss. At the end of 2004, the allowance for loan losses was $3.8 million compared to $4.0 million at December 31, 2003. Total assets at December 31, 2004 were $273.3 million, compared to $268.8 million at December 31, 2003.

Cowlitz Bancorporation is the holding company of Cowlitz Bank. In addition to its four branches in Cowlitz County Washington, Cowlitz Bank's divisions include Bay Bank located in Bellevue and Vancouver, Washington and Portland and Wilsonville, Oregon; and Bay Mortgage, with residential lenders in three of the Bank's Cowlitz County branches. Cowlitz specializes in commercial banking services for Northwest businesses, professionals, and retail customers, and offers trust services out of its main branch in Longview, Washington, and in its Bay Bank branch in Portland.

Forward-Looking Statements:
This press release contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in this press release as a result of risk factors identified in the Company's Form 10-K for the year ended December 31, 2003, filed with the SEC. Specific risks in this release relate to increasing shareholder value, building upon 2004 results, forecast of higher interest rates, narrowing interest spreads, added costs related to Sarbanes-Oxley compliance, enhancing earnings through loan growth and cost containment, and benefiting from higher rates.

FINANCIAL HIGHLIGHTS
(Unaudited - Dollars in thousands, except per share data)

INCOME STATEMENT	Three Months Ended December 31 2004	Three Months Ended December 31 2003	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2003
Interest income	$ 4,116	$ 3,686	$ 15,243	$ 16,282
Interest expense	831	953	3,048	4,962
Net interest income	3,285	2,733	12,195	11,320
Provision (benefit) for loan losses	50	(293)	210	237
Net interest income after loan loss provision	3,235	3,026	11,985	11,083
Non-interest income	622	1,027	2,787	9,406
Non-interest expense	3,082	5,881	12,242	20,410
Income (loss) before provision for income taxes	775	(1,828)	2,530	79
Provision (benefit) for income taxes	188	(697)	590	(38)
Net income (loss)	$ 587	$ (1,131)	$ 1,940	$ 117
Basic earnings (loss) per weighted average share of common stock	$ 0.14	$ (0.29)	$ 0.49	$ 0.03
Diluted earnings (loss) per weighted average share of common stock	$ 0.14	$ (0.28)	$ 0.47	$ 0.03
Weighted average shares outstanding				
Basic	4,169,914	3,889,312	3,999,216	3,854,253
Diluted	4,271,563	4,111,781	4,094,109	4,004,502
Actual shares outstanding			4,173,552	3,898,652
Efficiency Ratio (1)	78.9%	156.4%	81.7%	98.5%
Number of full-time equivalent employees			109	131

(1) Net interest income plus non-interest income divided by non-interest expense

SELECTED AVERAGES	Three Months Ended December 31 2004	Three Months Ended December 31 2003	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2003
Average interest-earning assets	$ 250,822	$ 240,119	$ 242,296	$ 271,771
Total average assets	$ 273,100	$ 266,330	$ 265,411	$ 292,520
Average interest-bearing liabilities	$ 180,732	$ 178,333	$ 174,684	$ 209,479
Average equity	$ 35,546	$ 33,093	$ 33,477	$ 32,660

BALANCE SHEET	Dec 31, 2004	Dec 31, 2003
Total assets	$ 273,286	$ 268,799
Securities available for sale	$ 60,005	$ 47,000
Securities held to maturity	$ 560	$ 8,144
Loans, net of allowance for loan losses	$ 185,550	$ 159,522
Loans held for sale	$ -	$ 8,360
Bank Owned Life Insurance	$ 8,585	$ 8,170
Goodwill	$ 852	$ 852
Other intangible assets	$ -	$ 236
Deposits	$ 234,610	$ 226,480
Borrowings	$ 986	$ 8,617
Equity	$ 35,698	$ 31,802
Book value per share	$ 8.55	$ 8.16
Tangible book value per share	$ 8.35	$ 7.88
Tier 1 leverage capital ratio	12.6%	11.4%

	Three Months Ended December 31		Twelve Months Ended December 31,	
RATIOS ANNUALIZED	2004	2003	2004	2003
Return on average assets	0.9%	-1.7%	0.7%	0.0%
Return on average equity	6.6%	-13.7%	5.8%	0.4%
Average equity/average assets	13.0%	12.4%	12.6%	11.2%
Interest rate yield on interest-earning assets	6.6%	6.1%	6.3%	6.0%
Interest rate expense on interest-bearing liabilities	1.8%	2.1%	1.7%	2.4%
Interest spread	4.7%	4.0%	4.6%	3.6%
Net interest margin	5.2%	4.6%	5.0%	4.2%

	Twelve Months Ended December 31,	
ALLOWANCE FOR LOAN LOSSES	2004	2003
Balance at beginning of period	$ 3,968	$ 6,150
Provision for loan losses	210	237
Recoveries	293	805
Charge Offs	(675)	(3,224)
Balance at end of period	$ 3,796	$ 3,968
Loan loss allowance/gross loans	2.0%	2.4%
Loan loss allowance/non-performing loans	4465.9%	211.9%

NON-PERFORMING ASSETS	Dec 31, 2004	Dec 31, 2003
Accruing loans – over 90 days past due	$ 1	$ 17
Nonaccrual loans	84	1,856
Total non-performing loans	85	1,873
Other real estate owned	733	1,352
Other assets	-	-
Total non-performing assets	$ 818	$ 3,225
Total non-performing assets/total assets	0.3%	1.2%